UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CIRRUS LOGIC, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

172755100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
G. Scott Thomas, Esq.
Vice President, General Counsel and Corporate Secretary
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746
(512) 851-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

William R. Volk, Esq.	David C. D’Alessandro, Esq.
Vinson & Elkins L.L.P.	Vinson & Elkins L.L.P.
2801 Via Fortuna	Trammell Crow Center
Suite 100	2001 Ross Avenue, Suite 3700
Austin, Texas 78746	Dallas, TX 75201-2975
(512) 542-8400	(214) 220-7700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$384,828.00	$11.81

*	The transaction valuation is estimated solely for purposes of determining the filing fee and should not be used or relied upon for any other purpose. The “transaction valuation” set forth above is based on the Black-Scholes option valuation model as of August 29, 2007, and assumes that all outstanding options eligible for tender covering an aggregate of 139,390 shares of common stock of Cirrus Logic, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11.81
Form or Registration No.:	005-40736
Filing Party:	Cirrus Logic, Inc.
Date Filed:	August 30, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

SCHEDULE TO
     This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Cirrus Logic, Inc., a Delaware Corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 30, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on September 14, 2007, is the final amendment relating to the offer (the “Offer”) made by the Company, to amend or cancel and replace certain options (the “Eligible Options”) that were granted under either the Cirrus Logic, Inc. 1996 Stock Plan or the Cirrus Logic, Inc. 2002 Stock Option Plan. This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby and by Amendment No. 1, all terms of the Offer and all disclosures set forth in the Schedule TO and the exhibits thereto, including without limitation, the Offer to Amend or Cancel and Replace Eligible Options, dated August 30, 2007, as amended September 14, 2007, remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
The Offer expired at 4 p.m. Central Time on October 1, 2007. Pursuant to the Offer, the Company has accepted for amendment options to purchase an aggregate of 89,944 shares of the Company’s common stock. In connection with the surrender of those options for amendment, the Company has amended such options, effective immediately following the expiration of the Offer and has issued promises to make cash payments with respect to each Amended Option (as defined in Exhibit (a)(1) to the Schedule TO) in the aggregate amount of $45,121.06, in accordance with the terms of the Offer.
In addition, Eligible Options covering an aggregate of 44,861 shares of the Company’s common stock have been accepted for amendment and immediate cancellation, in accordance with the terms of the Offer. A New Option (as defined in Exhibit (a)(1) to the Schedule TO) with the same vesting and exercise terms will be granted to replace each of these cancelled Eligible Options, immediately following the expiration of the Offer and such cancellation. The grant date of each New Option will be October 1, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete, and correct.

CIRRUS LOGIC, INC.

/s/ G. Scott Thomas, Esq. G. Scott Thomas, Esq.
Vice President, General Counsel and Corporate Secretary

Date: October 2, 2007

INDEX OF EXHIBITS

Exhibit
Number	Description
(a)(1)	Offer to Amend or Cancel and Replace Eligible Options, dated August 30, 2007.*

(a)(2)	Form of Email Announcement of Offer to Amend or Cancel and Replace Eligible Options.*

(a)(3)	Form of Election Form.*

(a)(4)	Form of Withdrawal Form.*

(a)(5)	Form of Stock Option Amendment and Special Cash Payment Agreement.*

(a)(6)	Form of New Option Agreement.*

(a)(7)	Plan Provisions Comparison Chart.*

(a)(8)	Frequently Asked Questions Regarding the Offer to Amend or Cancel and Replace Eligible Options.*

(a)(9)	Forms of Acknowledgement of Receipt of Election Form/Withdrawal Form.*

(a)(10)	Form of Reminder of Expiration Date.*

(a)(11)	Employee Presentation.*

(a)(12)	Amendment No. 1 to the Offer to Amend or Cancel and Replace Eligible Options.**

(a)(13)	Form of Email Announcing Amendment No. 1 to the Offer to Amend or Cancel and Replace Eligible Options.**

(d)(1)	Cirrus Logic, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2007, is incorporated herein by reference.

(d)(2)	Cirrus Logic, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on July 31, 2007, is incorporated herein by reference.

(d)(3)	The Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated as of July 25, 2001, is incorporated herein by reference from Exhibit 4.6 to Form S-8, filed with the SEC on August 10, 2001.

(d)(4)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated.*

(d)(5)	The Cirrus Logic, Inc. 2002 Stock Option Plan, as amended, is incorporated herein by reference from Exhibit 10.9 to Form 10-K, filed with the SEC on June 13, 2003.

(d)(6)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2002 Stock Option Plan is incorporated herein by reference from Exhibit 4.2 to Form S-8, filed with the SEC on August 8, 2002.

(d)(7)	The Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.3 to Form S-8, filed with the SEC on August 1, 2006.

(d)(8)	The First Amendment to the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 10.1 to Form 8-K, filed with the SEC on February 20, 2007.

(d)(9)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.4 to Form S-8, filed with the SEC on August 1, 2006.

(g)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on August 30, 2007, and incorporated herein by reference.

**	Previously filed with Amendment No. 1 to the Schedule TO, filed with the SEC on September 14, 2007, and incorporated herein by reference.